SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934 For the fiscal year
                   ended December 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526


             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                                 Mirant Services
                              Employee Savings Plan

                               c/o Mirant Services
                             1155 Perimeter Center W
                             Atlanta, Georgia 30338



              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Mirant Corporation
                             1155 Perimeter Center W
                             Atlanta, Georgia 30338

                                 Mirant Services

                              Employee Savings Plan


                       Financial Statements and Schedules

                           December 31, 2001 and 2000





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits--December 31, 2001 and 2000

    Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001 and for the Period From December 19, 2000 (Inception) Through December 31, 2000


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

   Schedule I: Schedule H, Line 4i--Schedule of Assets (Held at End of Year) --December 31, 2001

   Schedule II: Schedule H, Line 4i--Schedule of Assets (Held at End of Year) --December 31, 2000



                                    Exhibits



A  - Consent of Independent Public Accountants
B  - Letter from Mirant Corporation regarding Arthur Andersen

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Plan Administrator
of the Mirant Services
Employee Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Mirant Services Employee Savings Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the year ended December 31, 2001 and for the period from December 19, 2000 (inception) through December 31, 2000. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 and for the period from December 19, 2000 (inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets (held at end of year) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/Arthur Andersen, LLP
-----------------------
Arthur Andersen, LLP
Atlanta, Georgia
April 16, 2002

                                 Mirant Services

                              Employee Savings Plan

                 Sstatements of Net Assets Available for Benefits

                           December 31, 2001 and 2000








                                                                                               2001          2000
                                                                                               ----          ----
Investments, at fair value, as determined by quoted market prices                        $104,403,266      $39,919
Investments, at contract value (which approximates fair value), as determined
    by Trustee                                                                             20,700,084       42,948
Company Contributions Receivable                                                            4,475,068            0
Accrued income                                                                                 93,373            0
                                                                                         ------------      -------
Net assets available for benefits                                                        $129,671,791      $82,867
                                                                                         ============      =======







        The accompanying notes are an integral part of these statements.

                                 Mirant Services
                              Employee Savings Plan
           Statements of changes in Net Assets Available for benefits
                      For the year ended December 31, 2001 and For the period
                from december 19, 2000 (inception)
                            Through december 31, 2000




                                                                         2001            2000
                                                                         ----            ----
ADDITIONS:
    Net investment income:
       Net appreciation in fair value of investments (Note 3)      $    627,510      $     0
       Dividends                                                      2,744,507            0
       Interest                                                         236,429            0
                                                                   ------------      -------
              Total investment income                                 3,608,446            0
                                                                   ------------      -------
    Contributions:
       Participants                                                   8,505,021       56,747
       Company                                                       11,170,372       26,120
       Rollovers                                                      1,449,405            0
                                                                   ------------      -------
              Total contributions                                    21,124,798       82,867
                                                                   ------------      -------
       Transfer from affiliated plan (Note 2)                           283,035            0
                                                                   ------------      -------
       Transfer from merged plans (Note 1)                          106,398,804            0
                                                                   ------------      -------
              Total additions                                       131,415,083       82,867
                                                                   ------------      -------
DEDUCTIONS:
    Benefits paid to participants or beneficiaries                   (1,820,084)           0
    Administrative expenses                                              (6,075)           0
                                                                   ------------      -------
              Total deductions                                       (1,826,159)           0
                                                                   ------------      -------
NET INCREASE                                                        129,588,924       82,867

net assets available for benefits:
    Beginning of period                                                  82,867            0
                                                                   ------------      -------
    End of period                                                  $129,671,791      $82,867
                                                                   ============      =======



        The accompanying notes are an integral part of these statements.

                                 Mirant Services
                              Employee Savings Plan
                   Notes to Financial Statements and Schedules
                           December 31, 2001 and 2000



  1.     Plan Description

The following description of the Mirant Services Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the plan document for a more complete description of the Plan's provisions.

General

The Plan is a stock bonus plan sponsored by Mirant Services, LLC (the "Company") covering all regular full-time and part-time employees of the Company, excluding persons who are members of a collective bargaining unit, a cooperative education employee, or a leased or temporary employee, as defined. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

On January 19, 2001, Southern Energy, Inc. announced, as part of its separation from Southern Company, that it was changing its name to Mirant Corporation. It began doing business as Mirant Corporation on January 22, 2001 and legally changed the name on February 26, 2001. The Company, noted above, is the employing company and plan sponsor.

Transferred Accounts and Merged Plans

In December 2000, an affiliate of Southern Energy Resources, Inc. acquired certain assets of Potomac Electric Power Company ("PEPCO"). Pursuant to the acquisition, certain former employees of PEPCO who were eligible to participate in the PEPCO Exempt Retirement Savings Plan and the PEPCO Non-Bargaining Unit, Non-Exempt Retirement Savings Plan became eligible to participate in the Plan on December 19, 2000. The accounts of the former PEPCO employees who elected to a Voluntary Trust-to-Trust transfer were transferred into the Plan in early 2001 and were mapped to investments under the Plan with comparable investment objectives. The portions of the participants' accounts, which were invested in the PEPCO stock fund prior to the transfer, were invested in PEPCO common stock under the Plan.

In conjunction with the Company's spin-off from Southern Company, if an employee was eligible to participate in the Plan on April 2, 2001, his/her accounts under the Southern Company Employee Savings Plan, Southern Company Employee Stock Ownership Plan, and the Southern Company Performance Savings Plan were transferred to the Plan beginning on May 1, 2001 (collectively referred to as the "Southern Transferred Accounts"). The Southern Transferred Accounts were mapped to investments under the Plan with comparable investment objectives. The portions of the participants' accounts, which were invested in the Southern Company stock fund prior to the transfer, were invested in Southern Company common stock under the Plan.

In addition, on May 1, 2001, the assets of the Southern Company Energy Marketing Employee Savings Plan (the "SCEM") merged into the Plan and were mapped to investments under the Plan with comparable investment objectives. Certain participants in the SCEM plan previously participated in the Vastar Savings Plan or the Vastar Capital Accumulation Plan. Once the participants' accounts were transferred to the SCEM plan, the participants could not invest new contributions in the Atlantic Richfield Company ("ARCO") stock fund. Effective April 2000, the SCEM plan replaced each share of ARCO stock with 1.64 shares of BP Amoco stock, as ARCO was acquired by BP Amoco during calendar year 2000. The portions of the participants' accounts which were invested in the BP Amoco stock fund prior to the transfer were invested in BP Amoco common stock under the Plan.

Plan Administration

The Company appointed T. Rowe Price (the "Trustee") as trustee to execute investment transactions and provide record-keeping services for the Plan. The Company serves as plan administrator.

Contributions

Participants may elect to contribute, on a pretax or after-tax basis, in 1% increments up to 19% of their compensation, subject to certain limitations defined by the Plan, into any of the 12 core investment funds offered by the Plan. Participants may change their contribution percentages at any time. The Company provides a matching contribution equal to 75% of the participant's contribution up to a maximum of 6% of the participant's base compensation. The Company's matching contribution is invested in the company stock fund; however, participants may redirect these contributions to any of the investment funds offered by the Plan.

Profit-Sharing Arrangement

For all nonunion full-time and part-time employees who do not participate in a defined benefit plan, the Company will contribute to the Plan a quarterly fixed profit-sharing contribution equal to 3% of each eligible participant's compensation. In addition, the Company may elect to make a discretionary annual profit-sharing contribution to the Plan ranging from 0% to 7% of the participant's eligible compensation to be allocated pro rata. Eligible compensation is the participant's actual base salary pay plus short-term incentive pay received during the period. For the year ended December 31, 2001, the discretionary contribution was $4,475,068. There were no discretionary profit-sharing contributions from December 19, 2000 (inception) through December 31, 2000.

For the 2001 plan year, certain participants formerly employed by PEPCO received an additional company matching contribution equal to 25% of the total of the participant's elective contributions, up to a maximum of $250 for 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contributions, profit-sharing contributions (if applicable), and plan earnings (losses).

Benefits

Upon termination of service, death, or disability, a participant or his/her beneficiary (upon the death of the participant) may elect to receive an amount equal to the value of his/her account in a lump-sum distribution. If account balances are less than $5,000, participants will automatically receive a lump-sum payment. If a participant retires, he/she may elect to receive a lump-sum distribution or annual installments for a period not to exceed 20 years or life expectancy. Distributions upon termination of service, retirement, disability, or death are normally made in cash unless shares of common stock are requested.

Rollovers

Participants may roll over a distribution from a qualified retirement plan of a previous employer to the Plan.

Vesting

Participants are immediately vested in their before-tax and after-tax contributions, and roll-over contributions. Active employees as of April 2, 2001 are always 100% vested in the company matching contribution. The vested percentage of the participant's fixed profit-sharing and discretionary profit-sharing contributions is based on the participant's years of service. Company matching for new hires after April 2, 2001 also vests based on the participant's years of service. Vesting percentages are as follows:

                       Company Matching and Fixed                 Vested
                      Profit-Sharing Contributions                Percent
  ------------------------------------------------------------- -----------
  Years of service:
      Less than one                                                    0%
      One but less than two                                       33 1/3
      Two but less than three                                     66 2/3
      Three or more                                                  100

                                                                  Vested
               Discretionary Profit-Sharing Contributions         Percent
  ------------------------------------------------------------- -----------
  Years of service:
      Less than three                                                 0%
      Three or more                                                 100

Participants with a Transferred Performance Sharing Plan account are 100% vested after five years of service.

Investment Options

A participant may direct his/her contributions and the fixed profit-sharing contributions into any of the investment fund options offered by the Plan. A participant may change his/her election options at any time. Company matching and discretionary profit-sharing contributions are initially invested in the company stock fund until the participant elects to redirect the contributions to another investment fund.

Participants with investments held in the Southern Company stock fund, PEPCO stock fund, and BP Amoco stock fund will have five years (until March 31, 2006) to liquidate the stock and transfer it into other investment options within the Plan. These investments are considered frozen; therefore, no new contributions may be made into these options. There are no other restrictions on transferring in or out of any other investments within the Plan.

Loans to Participants

A participant may borrow the lesser of $50,000, less the highest outstanding loan balance in the previous 12 months, or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over the respective term of the loan. The interest rate is determined by the plan administrator based on the current prime rate at the time of the loan and is fixed over the life of the note. A participant may have up to two general-purpose loans and one loan for a residence outstanding at any given time.


  2.     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the net assets available for benefits and the changes therein. Actual results could differ from these estimates.

Administrative Expenses

Record-keeping expenses are paid by the Plan. Participants are responsible for loan origination fees and Tradelink Brokerage fees. All other administrative expenses are paid by the Company.

Investment Valuation

Investments other than investment contracts are valued at quoted market prices. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. The Plan's investment in the T. Rowe Price Stable Value Fund is fully benefit-responsive and is stated at contract value in accordance with Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans."

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Net Appreciation in Fair Value of Investments

Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Transfers From Affiliated Plan

During 2001, due to changes in employment status, the Plan received transferred account balances of certain participants from the Mirant Services Bargaining Unit Employee Savings Plan.

Forfeitures

A participant will forfeit the value of his/her account if he/she separates from service prior to becoming vested. Such forfeitures are utilized to reduce future employer contributions. For the year ended December 31, 2001, $0 was used to reduce employer contributions. As of December 31, 2001 and 2000, forfeitures totaled $122,686 and $0, respectively.

Related-Party Transactions

For the 2001 and 2000 plan years, certain plan investments are managed by T. Rowe Price. Therefore, these transactions qualify as party-in-interest transactions.

  3.     Investments

Individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000 are as follows:

                                                          2001          2000
                                                        -----------    -------
        T. Rowe Price Stable Value Fund                 $17,426,118    $42,948
        Mirant Corporation Stock Fund                    16,463,171     26,807
        T. Rowe Price Equity Index Trust Fund            15,436,438        N/A
        T. Rowe Price Personal Strategy Balanced Fund     7,262,655        N/A
        T. Rowe Price Small Cap Stock Fund                6,698,243        N/A
        T. Rowe Price Blue Chip Growth Fund              14,496,273      4,447
        PEPCO Stock Fund                                  8,007,764          0
        Southern Company Stock Fund                      22,755,754          0

The Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows for the year ended December 31, 2001:

                 Common stock             $4,178,287
                 Mutual funds             (3,550,777)
                                          ----------
                                          $  627,510
                                          ==========

  4.     Tax Status

The Company has applied for a determination letter with the Internal Revenue Service. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2001 and 2000.


  5.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.



                                 Mirant Services
                              Employee Savings Plan
          Schedule H, Line 4i--Achedule of Assets (held at end of year)
                                December 31, 2001


                                                                                  Current
              Identify of Issuer and Description of Investment           Cost      Value
       ----------------------------------------------------------------  ----    -----------
       Franklin Small Cap Growth Fund, 108,246 shares                     (a)   $  3,374,025
       Scudder International Fund, 47,241 shares                          (a)      1,731,863
       American New Perspective Fund, 43,135 shares                       (a)        935,603
    *  T. Rowe Price Stable Value Fund, 17,426,118 shares                 (a)     17,426,118
    *  Mirant Corporation Stock Fund, 1,027,663 shares                    (a)     16,463,171
       PIMCO Total Return Fund, 284,536 shares                            (a)      2,976,240
    *  T. Rowe Price Equity Index Trust Fund, 500,695 shares              (a)     15,436,438
    *  T. Rowe Price Personal Strategy Income Fund, 40,797 shares         (a)        522,612
    *  T. Rowe Price Personal Strategy Balanced Fund, 481,289 shares      (a)      7,262,655
    *  T. Rowe Price Personal Strategy Growth Fund, 156,697 shares        (a)      2,748,476
    *  T. Rowe Price Small Cap Stock Fund, 264,334 shares                 (a)      6,698,243
    *  T. Rowe Price Blue Chip Growth Fund, 500,389 shares                (a)     14,496,273
    *  T. Rowe Price Tradelink Investments, 242,141 shares                (a)        242,141
       BP Amoco Stock Fund, 16,168 shares                                 (a)        752,008
    *  PEPCO Stock Fund, 354,797 shares                                   (a)      8,007,764
    *  Southern Company Stock Fund, 897,663 shares                        (a)     22,755,754
    *  Participant loans (interest rates ranging from 4.75% to 11%)       (a)      3,273,966
                                                                                ------------
                                                                          (a)   $125,103,350
                                                                                ============




                        *Represents a party in interest.

                            (a) Participant-directed.

          The accompanying notes are an integral part of this schedule.

                                 Mirant Services
                              Employee Savings Plan
          Schedule H, Line 4i--Schedule of Sssets (held at end of year)
                                December 31, 2000





                                                                               Current
                Identity of Issuer and Description of Investment     Cost       Value
       ------------------------------------------------------------  ----      --------
       Franklin Small Cap Growth Fund, 97 shares                      (a)       $ 3,821
       Scudder International Fund, 7 shares                           (a)           357
       American New Perspective Fund, 32 shares                       (a)           766
    *  T. Rowe Price Stable Value Fund, 42,948 shares                 (a)        42,948
    *  Mirant Corporation Stock Fund, 946 shares                      (a)        26,807
       PIMCO Total Return Fund, 19 shares                             (a)           197
    *  T. Rowe Price Equity Index Trust Fund, 28 shares               (a)           976
    *  T. Rowe Price Personal Strategy Income Fund, 3 shares          (a)            36
    *  T. Rowe Price Personal Strategy Balanced Fund, 55 shares       (a)           885
    *  T. Rowe Price Personal Strategy Growth Fund, 33 shares         (a)           631
    *  T. Rowe Price Small Cap Stock Fund, 42 shares                  (a)           996
    *  T. Rowe Price Blue Chip Growth Fund, 131 shares                (a)         4,447
                                                                                -------
                                                                      (a)       $82,867
                                                                                =======




                        *Represents a party in interest.

                            (a) Participant-directed.

          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              MIRANT SERVICES, LLC
                              EMPLOYEE SAVINGS PLAN




                                                 By:/ s/ Vance Booker
                                                    ----------------------------
                                                    Vance Booker
                                                    Senior Vice President
                                                    Administration and Technical



May 1, 2002

                                                                   Exhibit A






CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS







As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into Mirant Corporation's previously filed Registration Statement File No. 333-84670.







/s/ Arthur Andersen, LLP
------------------------
Arthur Andersen, LLP
Atlanta, Georgia
April 25, 2002

                                                                     Exhibit B


                               Mirant Corporation
                           1155 Perimeter Center West
                             Atlanta, Georgia 30338

                                   May 1, 2002


Securities and Exchange Commission
450 Fifth Street
Washington, D.C.  20549

         Re:  Report of Independent Audit by Arthur Andersen

Ladies and Gentlemen:

In connection with the delivery of the report of independent public accountants relating to the audit of the statements of net assets available for benefits of the Mirant Services Employee Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year ended December 31, 2001 and for the period from December 19, 2000 (inception) through December 31, 2000 by Arthur Andersen LLP ("Arthur Andersen") which has been included by Mirant Corporation ( "Mirant") in its Annual Report for the Plan on Form 11-K for the fiscal year ended December 31, 2001, Arthur Andersen has represented to Mirant that the audit was subject to Arthur Andersen's quality control system for the US accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

                                            Very truly yours,

                                            Mirant Corporation


                                            By:/ s/ Vance Booker
                                            -----------------------------------
                                                 Vance Booker
                                                 Senior Vice President
                                                 Administration and Technical